UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 30, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Acting VP Investor Relations

INFORMATION TO INVESTORS

 No. TEL.273  /PR000/COP-A00700000/2014

NOMENCLATURE OF BOARD OF DIRECTORS OF

PT TELEKOMUNIKASI INDONESIA TBK 2014

Jakarta, December 29,  2014 – In reference to Extraordinary General Meeting of Shareholders on December 19, 2014, Board of Directors meeting was held to define nomenclature of Board of Directors. Based on that meeting, the nomenclature of Board of Directors is as follows:

President Director	:	Alex J. Sinaga
Director of Finance	:	Heri Sunaryadi
Director of Innovation & Strategic Portfolio	:	Indra Utoyo
Director of Enterprise & Business Service	:	Muhammad Awaluddin
Director of Wholesale & International Service	:	Honesti Basyir
Director of Consumer Service	:	Dian Rachmawan
Director of Human Capital Management	:	Herdy Rosadi Harman
Director of Network IT & Solution	:	Abdus Somad Arief

Sincerely yours,

/s/ Honesti Basyir

Honesti Basyir

Acting VP Investor Relations

For further information, please contact:

PT Telekomunikasi Indonesia Tbk

Investor Relations

Tel          : 62-21-5215109

Fax         : 62-21-5220500

Email      : investor@telkom.co.id

Website   : www.telkom.co.id

PT Telekomunikasi Indonesia Tbk ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK).